U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Walker                          Jeffrey                         C.
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   (Last)                           (First)             (Middle)

c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                            New York            10020
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


 1-800-Flowers.com, Inc.  ("FLWS")
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

December 2001

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Class A Common Stock                   N/A            N/A              N/A        N/A     N/A      3,896,589     I         (FN 1)
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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                   10.
                                                                                                         9.        Owner-
                                                                                                         Number    ship
                                                                                                         of        Form
                 2.                                                                                      Deriv-    of
                 Conver-                      5.                              7.                         ative     Deriv-   11.
                 sion                         Number of                       Title and Amount           Secur-    ative    Nature
                 or                           Derivative    6.                of Underlying     8.       ities     Secur-   of
                 Exer-               4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                 cise       3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                 Price      Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.               of         action   Code     of(D)         (Month/Day/Year)           Amount   ative    at End    In-      ficial
Title of         Deriv-     Date     (Instr.  (Instr. 3,    ----------------           or       Secur-   of        direct   Owner-
Derivative       ative      (Month/  8)       4 and 5)      Date     Expira-           Number   ity      Month     (I)      ship
Security         Secur-     Day/     ------   ------------  Exer-    tion              of       (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)       ity        Year)    Code V    (A)   (D)    cisable  Date    Title     Shares    5)       4)        4)       4)
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Stock Option                                                                  Class A
(right to                                                                     Common
purchase)         $3.65     N/A       N/A       N/A  N/A     Immed   12/6/10  Stock     25,000    N/A      25,000    D (FN 2)
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Stock Option                                                                  Class A
(right to                                                                     Common
purchase)         $14.34    12/4/01   A        5,000 N/A     Immed   12/4/11  Stock      5,000    N/A       5,000    D (FN 2)
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Explanation of Responses:


(1) The amounts shown represent the beneficial ownership of the Issue's securities by J.P. Morgan Partners (SBIC), LLC ("JPM SBIC"), a portion of which may be deemed attributable to the reporting person because the reporting person is President of JPM SBIC and a limited partner of J.P. Morgan Partners Master Fund Manager, L.P. ("MF Manager"), the general partner of the sole shareholder of JPM SBIC. The actual pro rata portion of such beneficial ownership is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within the sole shareholder of JPM SBIC and within MF Manager. The reporting person disclaims beneficial ownership of the securities to the extent it exceeds his pecuniary interest.

(2) The stock options were granted to the reporting person as director's compensation; the reporting person is obligated to transfer any shares issued under the stock options to JPM SBIC.



 /s/  Jeffrey C. Walker                                        8/12/02
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      Jeffrey C. Walker                                         Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.